BP 3/6

UN
SECURITIES ANI
Washi

10028501

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12500

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NATIONWIDE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 RINGS ROAD, MAIL DROP - RR1-01-01
(No. and Street)

DUBLIN (City) OHIO (State) 43017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP SUITE 500
(Name – *if individual, state last, first, middle name*)

191 WEST NATIONWIDE BOULEVARD (Address) COLUMBUS (City) OHIO (State) 43215 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
105

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/11

OATH OR AFFIRMATION

I, JERRY GREENE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATIONWIDE SECURITIES, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

VICE PRESIDENT

Title

Witnessed before me Feb 26th 2010

Notary Public

NOTARIAL SEAL STATE OF OHIO

P. Catherine Rope
Notary Public, State of Ohio
My Commission Expires 10-30-2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

Board of Directors
Nationwide Securities, LLC:

In planning and performing our audit of the financial statements of Nationwide Securities, LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 25, 2010

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Managers
Nationwide Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Nationwide Securities, LLC, for the period from April 1, 2009 to December 31, 2009, to be filed with the Securities Investors Protection Corporation (SIPC), which were agreed to by Nationwide Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nationwide Securities LLC's compliance with the applicable instructions of the Form SIPC-7T. Nationwide Securities LLC's management is responsible for Nationwide Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records, in the form of check copies and/or wire transfers, noting no differences;
2. Compared the Total Revenue amounts as reported in the audited Form X-17A-5 Part III, Annual Audited Report, for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Financial Statements and Supplemental Schedule

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Boulevard
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Managers
Nationwide Securities, LLC:

We have audited the accompanying statement of financial condition of Nationwide Securities, LLC (the Company), a wholly owned subsidiary of NFS Distributors, Inc., as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
February 25, 2010

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents (note 4)	$	12,742,990
Receivables:		
Investment companies		1,237,200
Brokers and dealers		94,966
Other receivables		177,426
		1,509,592
Intangible asset (net of accumulated amortization of $4,065,325) (note 8)		34,675
Capitalized software costs (net of accumulated amortization of $1,065,484)		397,945
Prepaid expenses and other		56,188
Clearing organization deposit		70,195
Total assets	$	14,811,585

Liabilities and Member's Equity

Liabilities:		
Payable to affiliates	$	2,831,376
Sales commissions and related bonuses payable		1,058,545
Accounts payable and accrued expenses		590,363
Total liabilities		4,480,284
Contingencies (note 12)		
Member's equity		10,331,301
Total liabilities and member's equity	$	14,811,585

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Operations

Year ended December 31, 2009

Revenues:		
Revenue from sales of variable products of affiliates (note 7)	$	25,552,255
Revenue from sales of commissionable securities		9,073,234
Investment advisory revenue		1,491,265
Revenue from sales of non-commissionable securities		3,143,591
Interest		9,908
		39,270,253
Expenses:		
Registered representatives' compensation from sales of variable products of affiliates and related service fees (note 7)		25,233,073
Registered representatives' compensation from sales of commissionable securities and other advisory services		8,283,259
Compensation and benefits (notes 7 and 9)		10,527,310
Other operating expenses (notes 7 and 8)		4,597,593
		48,641,235
Net loss	$	(9,370,982)

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)
Statement of Changes in Member's Equity
Year ended December 31, 2009

		Member's equity
Balance at December 31, 2008	$	6,202,283
Net loss		(9,370,982)
Capital contributions		13,500,000
Balance at December 31, 2009	$	10,331,301

See accompanying notes to financial statements.

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(9,370,982)
Adjustments to reconcile net loss to net cash used in operating activities:		
Noncash charges to income:		
Intangible asset impairment		692,000
Amortization of intangible asset and software costs		701,937
Decrease (increase) in:		
Receivables from investment companies and broker and dealers		(265,243)
Prepaid expenses and other		32,314
(Decrease) increase in:		
Payable to affiliates		(635,430)
Accounts payable and accrued expenses		(199,133)
Sales commissions and related bonuses payable		155,025
Net cash used in operating activities		(8,889,512)
Cash flows from financing activities:		
Capital contributions		13,500,000
Cash and cash equivalents, beginning of year		8,132,502
Cash and cash equivalents, end of year	$	12,742,990

See accompanying notes to financial statements.

(1) Organization

(a) Description of Business

Nationwide Securities, LLC (NS LLC) (the Company) is a wholly-owned subsidiary of NFS Distributors, Inc. NFS Distributors, Inc. is a wholly-owned subsidiary of Nationwide Financial Services, Inc. (NFS), a subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a registered investment adviser under the Investment Advisers Act of 1940. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(ii).

The Company is currently registered in all 50 states, as well as the District of Columbia. The Company engages in the distribution of variable life insurance policies, variable annuities, investment company shares, and general securities. The Company is a distributor of variable life insurance policies and variable annuity contracts issued by NFS' subsidiaries, Nationwide Life Insurance Company (NLIC) and Nationwide Life and Annuity Insurance Company (NLAIC).

(b) Reorganization

NS LLC was created as part of the reorganization of the two former NMIC retail broker-dealers, Nationwide Securities, Inc. (NSI), formerly owned by Nationwide Corporation, a majority owned subsidiary of NMIC and 1717 Capital Management Company (1717), formerly owned by Nationwide Provident Holding Company (NPHC), which in turn is a subsidiary of NFS. Through a series of transactions NSI was reorganized as a limited liability company, becoming NS LLC. NS LLC was sold by Nationwide Corporation to NPHC. After the sale, 1717 was merged into NS LLC, the surviving entity. The merger of the two broker-dealers was finalized on August 1, 2008. The transaction was accounted for at historical cost in a manner similar to the pooling of interests method because the entities were considered under common control. Effective November 30, 2009 NPHC was merged into NFS Distributors, Inc., which at that time became the parent company of NS LLC. As NS LLC's sole member at different times during 2009, neither NPHC nor NFS Distributors, Inc. had any limitations on its liability.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(Continued)

The carrying amounts of assets and liabilities approximate fair value.

(b) Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Cash and cash equivalents include a Federal Home Loan Bank note with an original maturity of three months or less. The note is carried at amortized cost which, due to the short-term nature of this investment, approximates fair value. See note 4.

(c) Receivables

The amounts shown for all receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a three month period. No recovery allowance is considered necessary for any of the receivable balances.

(d) Intangible Asset

As a result of the acquisition of 1717 by NFS in 2002, and the application of purchase accounting, the Company has established an intangible asset representing the present value of future income to be generated by existing accounts and all other revenue generating arrangements.

1717 followed the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805-10, *Business Combinations.* This guidance requires the application of purchase accounting to be applied to all business combinations, including the allocation of the purchase price to all assets and liabilities assumed. 1717 established an intangible asset in the amount of $4,100,000 on October 1, 2002, representing the present value of future income to be generated by existing accounts and all other revenue generating arrangements.

In accordance with FASB ASC 350-10, *Intangibles – Goodwill and Other*, the Company has determined that the intangible asset has an estimated useful life of less than one year. The intangible asset is amortized over this useful life by a applying a factor based on the projected discounted cash flows generated by the related assets, on which the intangible was originally established, to its current residual carrying value.

The Company evaluates recoverability and remaining useful life of the intangible asset each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

The intangible asset is tested for impairment on an interim basis in addition to the annual evaluation if an event occurs or circumstances change which would more likely than not reduce the fair value below its carrying amount.

(Continued)

The process of evaluating the intangible asset for impairment requires several judgments and assumptions to be made to determine the fair value, including the method used to determine fair value, discount rates, expected levels of cash flows, revenues and earnings, and the selection of comparable companies used to develop market-based assumptions.

As a result of the 2009 impairment analysis, an impairment of $692,000 was recognized in Other operating expenses on the Statements of Operations due to scheduled 2010 transfer of the broker-dealer registration of agents of one of the Company's distribution channels away from NSLLC to other broker-dealers not affiliated with NFS. These agents and their respective client assets produced the remaining stream of income behind the establishment of the original intangible assets. This amount represents the difference between the fair value and the former carrying value of the intangible at December 31, 2009. This impairment test also revealed the estimated remaining life of the intangible asset to be less than one year as of December 31, 2009.

(e) ***Capitalized Software***

The Company monitors costs related to internally developed software to determine if any costs should be capitalized. These capitalized costs primarily include external and internal related development costs that are identifiable, and meet the criteria for capitalization. Once the "development stage" is completed, these capitalized costs are amortized over their estimated useful lives, not to exceed three years (unless otherwise deemed by management) and are reviewed for impairment by management on a quarterly basis.

(f) ***Revenue and Registered Representatives' Compensation Expense Recognition***

Revenue from securities transactions and from the sale of investment company shares, which is reported as Revenue from sales of commissionable securities on the Statement of Operations, is recorded on a trade date basis and is based on the fee tables contained in the respective prospectuses. The registered representative commissions expense paid on this revenue is included in Registered representatives' compensation from sales of commissionable securities and other advisory services on the Statement of Operations.

The Company records commission revenue based on the sales of variable products of affiliates on which commissions are paid to its registered representatives. This revenue, which is based on agreed upon commission rates, is recognized when earned and recorded as Revenue from sales of variable products of affiliates. Commission expense and related service fees are expensed when incurred and reported as Registered representatives' compensation from sales of variable products of affiliates and related service fees on the Statement of Operations.

The Company earns revenue from fee-based asset management programs in which third party money managers direct the investments and provide financial planning services for the Company's clients. Fees are based on individual asset manager fee schedules and are received quarterly from these third party managers, but are recognized as earned on a pro rata basis over the term of the management contract. This revenue is reported as Investment advisory revenue. The commission expense incurred on this revenue is reported as Registered representatives' compensation from sales of commissionable securities and other advisory services on the Statement of Operations.

The Company also receives revenue from securities and investment company transactions that are not associated with a registered representative and for which no commission expense is incurred. This revenue is recognized as earned and is reported on the Statement of Operations as Revenue from sales of non-commissionable securities.

(g) ***Investment Income***

Interest income is accrued as earned.

(h) ***Comprehensive Income***

The Company currently has no differences between comprehensive income as defined by FASB ASC 220-10, *Comprehensive Income,* and its net income as presented in the Statement of Operations and Statement of Changes in Member's Equity.

(i) ***Concentrations of Credit Risk***

In the normal course of business, the Company is involved in the execution and settlement of various customer securities transactions for which it earns revenue. The Company seeks to control the risks associated with these activities by not financing customer transactions and by selling investment products of institutions which the Company believes are financially sound.

(j) ***Income Taxes***

The Company is a single member limited liability company, and, as such, is treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements.

(3) Recently Issued Accounting Standards

In January 2010, the FASB issued ASU 2010-06, which amends FASB ASC 820, Fair Value Measurement and Disclosures. This guidance requires new disclosures and provides amendments to clarify existing disclosures. The new requirements include disclosing transfers in and out of Levels 1 and 2 fair value measurements and describe reasons for the transfers and disclosing activity in Level 3 fair value measurements. The clarification of existing disclosure guidance includes further disaggregation of fair value measurements by providing fair value measurement disclosures for each class of assets and liabilities and providing disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance also includes conforming amendments to the guidance on employers' disclosures about the postretirement benefit plan assets. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the new disclosures regarding the activity in Level 3 measurements, which shall be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company will adopt this guidance for the fiscal period beginning January 1, 2010, except for the new disclosure regarding the activity in level 3 measurements, which the Company will adopt for the fiscal period beginning January 1, 2011.

(Continued)

In August 2009 the FASB issued ASU 2009-05, which amends FASB ASC 820-10, Fair Value Measurements and Disclosures. This guidance clarifies how the fair value of a liability should be determined. It reiterates that fair value is the price that would be paid to transfer the liability in an orderly transaction between market participants at the measurement date. It notes that the liability should reflect the company's nonperformance and credit risk and should not reflect restrictions on the transfer of the liability. To determine the exit price, the guidance permits companies to look to the identical liability traded as an asset, similar liabilities traded as assets, or another valuation technique to measure the price the company would pay to transfer the liability. The Company adopted this guidance effective the reporting period ending December 31, 2009. The adoption of this guidance did not have a material impact on the financial statements of the Company.

In June 2009, the FASB issued guidance under FASB ASC 105, Generally Accepted Accounting Principles (Statement of Financial Accounting Standard (SFAS) No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (SFAS 168)). This guidance establishes the FASB ASC as the single source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. SFAS 168 and the ASC are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the ASC have become non-authoritative. Following SFAS 168, the FASB will no longer issue new standards in the form of Statements, FSPs, or EITF Abstracts. Instead, the FASB will issue Accounting Standards Updates, which will serve only to update the ASC, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the ASC. The Company adopted SFAS 168 effective September 30, 2009. The adoption of this guidance did not have an impact on the Company's financial statements.

In May 2009, the FASB issued guidance under FASB ASC 855, Subsequent Events, (SFAS No. 165, Subsequent Events). This guidance establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. In particular, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures an entity should make about events or transactions that occurred after the balance sheet date. This guidance is effective for fiscal years and interim periods ending after June 15, 2009. The Company adopted this guidance effective June 30, 2009. The adoption of this guidance did not have a material impact on the financial statements of the Company. The Company evaluated subsequent events through February 25, 2010 the date that the financial statements were issued. See Note 13 for the required disclosure.

(Continued)

In December 2008, the FASB issued guidance under FASB ASC 715, Compensation – Retirement Benefits, (FSP FAS 132R-1). This guidance amends previous SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefit, to provide guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan. The portion of this guidance related to the disclosures about plan assets is effective for fiscal years ending after December 15, 2009. This guidance had no impact on the Company's disclosures.

In April 2008, the FASB issued guidance under FASB ASC 350-30, General Intangibles other than Goodwill, (FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets"). This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under previous SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). This guidance is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. The amended factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142 are to be applied prospectively to intangible assets acquired after the effective date. The Company adopted this guidance effective January 1, 2009. On the date of adoption, there was no impact to the Company's financial position or results of operations. The Company will apply this guidance prospectively to intangible assets acquired after January 1, 2009.

(4) Fair Value Measurement

Fair Value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses a market approach as the valuation technique, due to the nature of the Company's investments. This technique maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Company categorizes financial assets recorded at fair value as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset or liability. Consideration is given to the risk inherent in both the method of valuation and the valuation inputs.

The Company invests only in assets with fair value measurements in the first level of the fair value hierarchy.

The following tables summarize investments measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
2009:				
Assets:				
Cash equivalents	$ 11,950,954	—	—	$ 11,950,954
Total investments	$ 11,950,954	—	—	$ 11,950,954

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis required to be disclosed.

(5) Net Capital Requirements

The Company, as a registered broker-dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the Rule). Accordingly, the Company is required to maintain a minimum net capital, as defined under such provisions, of the greater of $250,000 or 1/15th of aggregate indebtedness, as those terms are defined in the Rule. The Rule also requires that aggregate indebtedness shall not exceed fifteen times net capital. The minimum net capital requirement was $298,686 at December 31, 2009.

At December 31, 2009, aggregate indebtedness was 0.48 times net capital, and net capital amounted to $9,304,785. The amount of net capital in excess of the statutory requirement was $9,006,099 at December 31, 2009.

(6) Cash Segregated Under Federal and Other Regulations

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 based upon meeting the exemption requirements of Rule 15c3-3(k)(2)(ii).

To qualify for this exemption under Rule 15c3-3(k)(2)(ii), the Company must clear its non-direct customer transactions through another broker-dealer (clearing broker-dealer) on a fully-disclosed basis. The firm is prohibited from carrying customer accounts and must promptly transmit all customer funds and securities received in connection with its broker-dealer activities to its clearing broker-dealer.

(7) Related Party Transactions

The Company has entered into cost sharing agreements with NMIC, majority owner of NFS, and other affiliates, as a part of its ongoing operations. Expenses covered by such agreement are subject to allocation among NMIC and such subsidiaries. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies and other methods agreed to by the participating companies that are within industry guidelines and practices. In addition, Nationwide Services

Company LLC, a subsidiary of NMIC, provides data processing, system development, hardware and software support, telephone, mail, and other services to the Company, based on specified rates for units of service consumed. A portion of the payable to affiliates balance represents the current month's expenses charged to the Company under its cost sharing agreement. The Other receivables balance includes a receivable from affiliates of $169,423 a portion of which represents part of the current month's activity under this agreement. The Company incurred expenses under these agreements of $13,888,735 in 2009 for these services. These expenses are included in Compensation and benefits and Other operating expenses.

During 2009, the Company reported revenue and related commission expense and service fees for sales of the following NLIC and NLAIC products:

	Revenues	Commissions and Service Fees
NLICA and NLACA variable life	$ 6,996,236	6,996,236
NLIC and NLAIC variable life	6,910,486	6,910,486
NLIC and NLAIC variable annuities	11,645,533	11,326,351
	$ 25,552,255	25,233,073

(8) Intangible Asset

At December 31, 2009, the gross carrying amount of the intangible asset was $4,100,000. The accumulated amortization at December 31, 2009 was $4,065,325. Amortization is based upon an expected life of less than one year from December 31, 2009. The amortization expense for the year ended December 31, 2009 was $141,000 with an additional impairment adjustment of $692,000. This expense is included in Other operating expenses. Estimated amortization expense for the next five years is as follows:

For year ended December 31, 2010	$ 34,675
Thereafter	—

As noted, the Company concluded that there was an impairment loss on the intangible asset in 2009 of $692,000. The computation of the future amortization expense shown above reflects the impact of the impairment adjustment.

(9) Employee Benefit Plan

(a) Defined Benefit Plans

The Company and certain affiliated companies participate in a qualified defined benefit pension plan sponsored by (NMIC). This plan covers all employees of participating companies who have completed at least one year of service. Plan assets are invested in a trust with Bank of New York Mellon as the custodian and trustee and a group annuity contract issued by NLIC. All participants are eligible for benefits based on an account balance feature. Participants last hired before 2002 are eligible for benefits based on the highest average annual salary of a specified number of consecutive

years of the last ten years of service, if such benefits are of greater value than the account balance feature. The Company funds pension costs accrued for direct employees plus an allocation of pension costs accrued for employees of affiliates whose work benefits the Company. A separate non-qualified defined benefit pension plan sponsored by NMIC covers certain executives with at least one year of service. The Company's portion of expense relating to these plans was $146,069 for the year ended December 31, 2009, and is included as part of Compensation and benefits on the Statement of Operations.

In addition to the NMIC pension plan, the Company and certain affiliated companies participate in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees, hired prior to June 1, 2000, who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. The employee subsidy for the postretirement death benefit was capped beginning in 2007. Employer subsidies for retiree life insurance ended at December 31, 2008 as previously scheduled. No future employer contributions are anticipated for retiree life insurance, and settlement accounting was applied during 2008. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. The Company does not receive a Medicare Part D subsidy from the government. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested in a group annuity contract issued by NLIC and a trust with Bank of New York Mellon as the custodian and trustee. Plan assets are invested in a group annuity contract issued by NLIC, and a trust with Bank of New York Mellon as the custodian and trustee. The Company's portion of the net credit relating to these plans was $2,888 for the year ended December 31, 2009, and is included as part of Compensation and benefits on the Statement of Operations.

(b) Defined Contribution Plans

NMIC sponsors a defined contribution retirement savings plan covering substantially all employees of the Company. Employees may make salary deferral contributions of up to 80%. Salary deferrals of up to 6% are subject to a 50% Company match. The Company's expense for contributions to these plans was $135,326 and for the year ended December 31, 2009, and is included as part of Compensation and benefits on the Statement of Operations.

(10) Income Taxes

The Company is a single member limited liability company, and, as such, is treated as a disregarded entity for federal income tax purposes. Therefore, no provision or liability for income taxes has been included in the financial statements.

However, the federal income tax benefit for the year ended December 31, 2009, would have been $2,768,119 if the Company had not been a single member limited liability company, treated as a disregarded entity for federal income tax purposes.

(11) Agreement With Clearing Broker-Dealer

The Company has entered into an agreement with an unaffiliated broker-dealer (the clearing broker) to execute securities transactions on behalf of its customers. The Company fully discloses this arrangement to its customers. The clearing broker remits commission revenue to the Company, net of fees for clearing and other services. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the clearing broker that result from a customer's failure to complete securities transactions as provided for in the agreement. No provision for losses has been recorded in the financial statements relating to these transactions based on management's analysis of this exposure as of December 31, 2009.

(12) Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. It is not possible to determine the ultimate outcome of the legal proceedings or to provide reasonable ranges of potential losses. Some legal matters are in very preliminary states and the Company does not have sufficient information to make an assessment of plaintiffs' claim for liability or damages. The Company accrues amounts related to legal matters, if the liability is probable and can be reasonably estimated, and reviews these amounts at least quarterly. The Company does not believe, based on information currently known by the Company's management, that the outcomes of such legal proceedings are likely to have a material adverse effect on the Company's financial position. However, given the significant and/or indeterminate amounts sought in certain of these matters and inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could have a material adverse effect on the Company's financial results in a particular year.

(13) Subsequent Events

The Company evaluated subsequent events through February 25, 2010, the date at which the financial statements were available to be issued, and determined there are no items to disclose.

Schedule 1

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2009

Computation of Net Capital

1. Total equity from balance sheet	$	10,331,301
2. Deduct member's equity not allowable for net capital		—
3. Total member's equity qualified for net capital		10,331,301
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		—
B. Other (deductions) or allowable credits		—
5. Total capital and allowable subordinated liabilities		10,331,301
6. Deductions and/or charges:		
A. Total nonallowable assets from schedule of nonallowable assets		(940,166)
B. Other (deductions) and/or charges		(86,350)
7. Other additions and/or credits		—
8. Net capital before haircuts on securities positions		9,304,785
9. Haircuts on securities		—
10. Net capital	$	9,304,785

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6-2/3% of line 19)	$	298,686
12. Minimum net capital requirement of reporting broker		250,000
13. Net capital requirement (greater of line 11 or 12)		298,686
14. Excess net capital (line 10 less line 13)		9,006,099
15. Excess net capital at 1,000% (line 10 less 10% of line 19)	$	8,856,757

Computation of Aggregate Indebtedness

16. Total aggregate indebtedness liabilities from balance sheet	$	4,480,284
17. Add drafts for immediate credit		—
18. Deduct adjustment based on Special Reserve Accounts (15c3-1(c)(1)(VII))		—
19. Total aggregate indebtedness	$	4,480,284
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)		48%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		N/A

(Continued)

NATIONWIDE SECURITIES, LLC
(A Wholly Owned Subsidiary of NFS Distributors, Inc.)

Computation of Net Capital and Aggregate Indebtedness
under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2009

Schedule of Nonallowable Assets (Line 6A)

Intangible assets	$	432,620
Receivables from investment companies, brokers and dealers, affiliates and others		451,358
Prepaid expenses and other		56,188
Total line 6A	$	940,166

There are no material differences between above computation and the computation of net capital under Rule 15c3-1 at December 31, 2009, as filed on unaudited Form X-17A-5, Part IIA on January 27, 2010.

See accompanying report of independent registered public accounting firm.